

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2013

<u>Via E-mail</u>

John R. Fahy, Esq.
Whitaker Chalk Swindle &Schwartz PLLC
301 Commerce St., Suite 3500
Fort Worth, Texas 76102

> **Re:** **PHAZAR CORP.**
> **Schedule 13E-3**
> **Filed April 2, 2013 by PHAZAR Corp., QAR Industries, Inc.,**
> **Antenna Products Acquisition Corp., Robert E. Fitzgerald,**
> **and Concorde Equity II, LLC**
> **File No. 005-45843**
>
> **PREM filed on Schedule 14A**
> **Filed April 2, 2013**
> **File No. 000-12866**

Dear Mr. Fahy:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 13E-3</u>

<u>General</u>

1. General Instruction C to Schedule 13E-3 requires you to provide information about control persons where named filers are corporate entities. Please revise your disclosure to ensure that you have provided all disclosure required by Items 3, 5, 6, 10 and 11 for all filing persons, including all persons and entities associated with the Fitzgerald Parties.

<u>Item 4. Terms of the Transactions, page 5</u>

2. Please provide the disclosure required by Item 1004(b) of Regulation M-A with respect to all filing persons.

<u>Preliminary Proxy Statement on Schedule 14A</u>

3. Please revise the cover page of your proxy statement and the form of proxy to clearly identify each as being preliminary. Refer to Rule 14a-6(e)(1) of Regulation 14A.

<u>Cover Letter, page 1</u>

4. We note your disclosure here and elsewhere in the proxy statement that the filing persons determined that the merger is fair to the company's stockholders "(other than the Fitzgerald Parties)." Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A. Also, revise your disclosure here (and throughout the proxy statement, as necessary) to state whether the filing persons made a fairness determination as to the going private transaction, not the price to be paid by Parent.

<u>Summary Term Sheet, page 1</u>

5. Please revise this section and the section entitled "Questions and Answers About the Special Meeting and the Merger" to avoid duplicative disclosure and to conform to the requirements of Item 1001 of Regulation M-A which requires a brief summary of the most material terms of the transaction. In this respect, we note that you should discuss the terms of the $500,000 loan issued by Mr. Fitzgerald to the company pursuant to the merger agreement and the purpose and effect of the loan as well as the Rollover and Voting Agreements.

<u>Purpose and Reasons for the Merger, page 4</u>

6. Please revise this section, and throughout the proxy statement where applicable, to discuss that the purpose of the merger is to enable QAR and the Fitzgerald Parties to acquire 100% control of the company in a transaction in which the company's shareholders, other than the Fitzgerald Parties, will be cashed out in exchange for $1.25 per share, so that QAR and the Fitzgerald Parties will bear the rewards and risks of the sole ownership of the company after the merger, including any future earnings and growth of the company as a result of improvements to the company's operations or acquisitions of other businesses.

<u>Financing, page 5</u>

7. Please revise to include the total amount of funds necessary to complete the merger,

including for the payment of the merger consideration to your unaffiliated security holders pursuant to the merger agreement.

Questions and Answers About the Special Meeting and the Merger, page 10

What vote of our stockholders is required to adopt the Merger Agreement?, page 10

8. Please revise your disclosure to provide the percentage number of unaffiliated shares, given the Voting Agreement entered into between the Fitzgerald Parties and Havener Parties, required to vote in favor of the transaction for it to be approved.

What happens if the Merger is not consummated?, page 11

9. Please revise your disclosure here, and throughout your proxy statement where applicable, to explain the current state of your operations and financial condition. For example, discuss and quantify your operating losses and provide explanation related to your statement that the company "could be required to file for bankruptcy." We note your disclosure on page 26 that as of March 11, 2013, the company has no debt.

Special Factors, page 13

Background of the Merger, page 13

10. Please revise this section to explain how the purchase price was determined by the filing persons.

11. We note your disclosure on page 13 stating that the board has been "concerned that the size of the Company and the amount of revenue it has been generating is not enough to cover the costs associated with the Company's NASDAQ listing and with being a public company." Please provide context to this disclosure by providing historical revenue figures compared to the costs associated with the Company's NASDAQ listing and with being a public company.

12. Please confirm whether any of the current officers and directors are affiliated with Tracciare, Inc. Also, revise your disclosure to discuss the continued funding you contributed to Tracciare throughout 2012 pursuant to the Tracciare Note.

13. Disclose the price offered by the investor referenced in the last paragraph on page 13.

14. Please provide context to your disclosure related to the "recent $.35 drop" in your stock price. Provide the dates and price ranges related to this price drop.

15. Please revise your disclosure to discuss the specific terms of the financing arrangements offered by the traditional and asset-based lenders that were "too onerous" on the company.

16. Please explain the circumstances surrounding the board's determination that a liquidation would likely result in a return for the company's stockholders below $1.25.

17. Explain the circumstances surrounding the board's determination that Mr. Fitzgerald's first and only offer of $1.25 per share and a $500,000 short-term loan on February 16, 2013 was "likely the best the market could offer" given the board did not attempt to solicit any third-party offers, took only two days to consider and then accept Mr. Fitzgerald's proposed offer on February 18, 2013, and did not appear to have received any advice from a financial advisor or independent counsel. In this respect, also address the fact that Mr. Fitzgerald was present during the Board meeting at which the conclusion referenced above was made. Ensure to address each of these facts in the discussion of procedural fairness provided by each filing person.

18. We note your disclosure on page 15 that "no potential acquirers had approached the Company with *credible offers worth more than $1.25 per share of Common stock*." [emphasis added] Please confirm whether the company received any offers from any potential acquirers, and if so, provide brief disclosure related to the offers received.

<u>Reasons for the Merger; Recommendation of the Board of Directors; Fairness of the Merger, page 18</u>

19. Please revise your disclosure on page 15 to explain why the Board determined that a fair vote could be conducted despite Mr. Fitzgerald voting approximately 11.8% of the company's shares.

20. Please revise your disclosure on page 19 regarding the transaction giving security holders "certainty of value for their shares." While the value of the cash consideration to be received by security holders may be certain, the value of the Shares is not.

21. Refer to our prior comment 9. Quantify your ongoing operating losses in the first bullet point on page 19.

22. Revise your disclosure to briefly summarize the operating risks of the company's business, as referenced in the fourth bullet point on page 19.

23. Please revise the third bullet point and the penultimate bullet point on page 19 to explain how the board considered the company's business, assets, financial condition, and results of operations, strategy and prospects, and the nature of the company's industry. What about these factors allowed the board to make its fairness determination and why were these factors viewed as positive in the board's analysis? To the extent the two bullet points attempt to address the same reason, please revise to avoid duplication.

24. We note that the board of directors considered the opinion by ValueScope. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by

others, such person must <u>expressly adopt</u> this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise.

25. Please balance your disclosure on pages 20 and 21 related to the "thorough negotiations" held between the board and the Parent and Fitzgerald Parties regarding the merger agreement, and also the procedural safeguards the board believed to be present to ensure the fairness of the merger, with disclosure discussing that only one proposal was submitted by Mr. Fitzgerald, the proposal was accepted by the board two days later and the merger agreement was finalized and signed less than one month after the initial proposal was submitted by Mr. Fitzgerald.

26. Please revise your disclosure of the negative factors relating to the merger agreement to also include the fact that given the percentage ownership of the outstanding shares of common stock of the Fitzgerald Parties, it was not necessary to structure the merger to require adoption of the merger agreement by a majority of the unaffiliated stockholders. Refer to Item 1014(c) of Regulation M-A.

27. Please briefly discuss the restrictions on the conduct of the company's business prior to the completion of the merger that the board of directors considered a potentially negative factor related to the merger.

28. Please revise the second to last bullet point on page 22 to address the fact that the receipt of cash in exchange for shares of common stock of the company pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes for *all shareholders*, other than the Fitzgerald Parties, who receive merger consideration.

29. We note your disclosure on page 22 discussing that the board considered liquidation value, but not net book value, in the course of reaching its decision to approve the merger agreement. Please also disclose whether the board considered current and historical market prices of the company in the course of reaching its decision to approve the merger agreement and determining the merger was fair and in the best interests of the unaffiliated security holders. Refer to Instruction 2 to Item 1014 of Regulation M-A. Also, revise the last paragraph on page 22 to explain why the board considered the value of the company assets in a liquidation to be uncertain at a time when the board had the ValueScope analysis and presentation which included a liquidation analysis.

Valuation of Common Stock by ValueScope, Inc., page 23

30. We note your disclosure on page 24 that ValueScope conducted discussions with the company's management regarding the company's current operations and the expectations of future performance. We also note that the list on page 24 does not reference financial projections while the presentation of ValueScope filed as an exhibit to the Schedule 13E-3 does. Please note that all financial projections prepared by management and provided to the

fairness advisor must be disclosed in the proxy statement.

31. Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the Company's projected results that were used in conducting the Discounted Cash Flow analysis, (ii) the names of the comparable companies and the enterprise values for each comparable company used in the Public Company Analysis, (iii) the 11 transactions considered and the total transaction value of each of the transactions used in the Selected M&A Transactions analysis.

32. Provide the implied per share reference ranges for each analysis conducted by ValueScope.

33. Please revise to include the pricing multiples of the guideline companies and also for the 11 transactions, including the range, mean and median for each multiple.

Discounted Cash Flow Method, page 25

34. Please disclose the basis for using a 19% discount rate in this analysis.

Stock Price, page 27

35. Please revise to include the closing prices of your common shares on March 7, 8 and 11, 2013. Please explain why ValueScope conducted an analysis of your closing stock price on only three trading days. Explain the significance of the three trading days chosen for this analysis and explain how an unaffiliated security holder should interpret this analysis as going to the fairness of the merger consideration. Also, in an appropriate section of the proxy statement, disclose whether or not the board questioned ValueScope's choice of measurement period for this analysis, given that other financial advisors use periods such as 30 days, 90 days and one year prior to the date of the announcement of the transaction.

Term Sheet Offer, page 27

36. Specifically explain how ValueScope determined the equity value of the company to be $2,906,000 pursuant to this analysis. Also, explain why ValueScope used the price offered by Parent to assess the value of the shares that Parent was attempting to purchase: it appears that using the stock price offered and against which the board had to measure fairness presents a circular analysis and may influence the value that ValueScope ultimately produces in its work.

Reconciliation and Conclusion of Value, page 27

37. Please revise to explain how ValueScope determined the weights assigned to each valuation analysis conducted. Please also specifically discuss how ValueScope determined its final equity value and per share value of $2,759,000 and $1.19 per share, respectively.

Parent's Purpose and Reasons for the Merger, page 27

38. Please revise this section to quantify the cost savings from which the Parent and the Fitzgerald Parties will benefit from with the company no longer being a publicly reporting company after the merger is completed.

Parent's, Merger Sub's, and the Fitzgerald Parties' Position as to Fairness of the Merger, page 28

39. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed in considerable detail. Revise your disclosure in this section to address in detail all of the factors listed in Instruction 2. In addition, please note that conclusory statements, such as references to favorable and unfavorable factors considered, or factors which "generally support" conclusions, are insufficient. See Question 21 of Exchange Act Release No. 34-27729. If one or more of the factors were not considered, state that fact and explain why any such factor was not deemed material or relevant.

40. Revise this section to specifically identify how the various fairness determinations were reached in the absence of the procedural safeguards identified in Item 1014(c) and (d) of Regulation M-A. See Question 21 of Exchange Act Release No. 34-27729. We note your disclosure on page 21.

Certain Effects of the Merger, page 30

41. Disclose the information required by Instruction 3 to Item 1013 of Regulation M-A.

Interests of PHAZAR's Directors and Executive Officers in the Merger, page 32

42. Disclose the payments to be received by each of your directors and officers as a result of the merger, including in respect of shares, options, and change of control provisions in employment agreements.

Fees and Expenses, page 35

43. Revise the table to include all expenses incurred or estimated to be incurred in connection with the transaction. Refer to Item 1007(c) of Regulation M-A.

Additional Business and Financial Information Regarding the Company, page 54

44. Disclose the ratio of earnings to fixed charges required by Item 1010(a)(3) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Reid S. Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3266, with any questions.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions